November 3, 2017
W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

BY ELECTRONIC MAIL AND EDGAR TRANSMISSION Sonny Oh Senior Counsel Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Brighthouse Variable Annuity Account B

Brighthouse Prime Options

Post-Effective Amendment No. 2 Filed on Form N-4 (File No. 333-216454)

Class S and Class S-L Share Option

Post-Effective Amendment No. 2 Filed on Form N-4 (File No. 333-209059)

Class VA

Post-Effective Amendment No. 2 Filed on Form N-4 (File No. 333-209058)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company of NY (the “Company”) and Brighthouse Variable Annuity Account B (the “Registrant”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us telephonically on August 23, 2017 with regard to Post-Effective Amendment No. 2 filed with the Commission on Form N-4 on July 13, 2017 with respect to the Prime Options (File No. 333-216454), Class S and Class S-L Share Option (File No. 333-209059) and Class VA (File No. 333-209058) flexible premium deferred variable annuity contracts offered by the Company. Each such contract may be referred to herein as a “Contract” and collectively, as the “Contracts.”

For ease of reference, each of the comments of the Staff is set forth below, followed by the Company’s response. In cases where the Company’s response indicates that the Company has proposed revised disclosure to the prospectus, the pages of the prospectus, as so revised, are filed herewith. Unless indicated otherwise, we understand that each of the Staff’s comments, while provided in the context

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Sonny Oh

November 3, 2017

of the Class VA Contract, apply to the filings for each of the other two Contracts. Similarly, each of the Company’s responses apply to each of the Contracts, unless indicated otherwise. Thus, references to “the prospectus” should be understood as referring to the applicable prospectus for each of the Contracts.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectus.

Facing Sheet

1. Comment: Please complete the Facing Sheet with respect to “Approximate Date of Proposed Public Offering.”

Response: The Company will update the Facing Sheet to indicate that the approximate date of proposed public offering will be as soon as practicable after the effective date of the Registration Statement.

2. Comment: Please revise the date of the Statement of Additional Information (“SAI”), with a new date matching the date of the prospectus, on the facing sheet and the cover page of the SAI.

Response: The Company will file a new SAI, dated consistent with the dating of the prospectus.

General Comments

3. Comment: Disclose to the Staff whether there are any types of guarantees or support agreements with third parties.

Response: The Company confirms there are no guarantees or support agreements related to the Contracts.

Cover Page

4. Comment: Rather than dating each of the prospectus and SAI “May 1, 2017 (as revised             , 2017), please provide a date for the prospectus and SAI that is on or about the date of effectiveness.

Response: The Company will date the prospectus and SAI with a date that is on or about the date of effectiveness.

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Sonny Oh

November 3, 2017

5. Comment: Given the name change of each of Brighthouse Funds Trust I and Brighthouse Funds Trust II (formerly Met Investors Series Trust and Metropolitan Series Fund, respectively), please explain to the Staff why some of the Funds are still branded with the “MetLife” name (e.g., MetLife Aggregate Bond Index Portfolio).

Response: These underlying investment portfolios are named for the portfolio’s subadviser. In each instance of an investment portfolio bearing the name “MetLife,” the portfolio continues to be subadvised by MetLife Investment Advisors, LLC.

6. Comment: The Staff recommends retaining applicable cross-references (e.g., see “Purchase – Investment Allocation Restrictions for Certain Riders – Investment Allocation and Other Purchase Payment Restrictions for the GLWB”) to the footnote which appears at the bottom of the prospectus cover page, on page 24 and at the end of Appendix B to the prospectus.

Response: The Company has drafted new disclosure to disclose more generally the primary point that needs to be disclosed—that there are allocation restrictions applicable to contract owners when electing the GWB v1 or GLWB rider. Appropriate cross-references have been included in the new disclosure and the disclosure will be placed where applicable in the prospectus.

Prospectus

7. Comment: On page 5, under the heading “Highlights,” please provide a comparable parenthetical for the GLWB rider as the parenthetical for the GWB rider (i.e., “The version of the GWB that is currently available is referred to as the GWB v1.”). Please provide a similar parenthetical where applicable in the prospectus rather than referring to the contracts issued with the GLWB “on or after             , 2017,” such as on page 16 of the prospectus.

Response: See response below to Comment 13.

8. Comment: On page 6, under the subheading “Inquiries,” the Staff suggests adding the name of the Company (i.e., “Brighthouse Life Insurance Company of NY, Annuity Service Center”) for consistency with the Annuity Service Center contact information provided in the second paragraph on page 21 under “Investment Options.”

Response: The Company has revised the disclosure in response to the Staff’s comment.

9. Comment: On page 8, in the Fee Table, please set forth clearly the charges for each version of the GLWB riders.

Response: The Company has revised the Fee Table to indicate the applicable fees depending on when the GLWB rider is purchased. See response below to Comment 13.

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Sonny Oh

November 3, 2017

10. Comment: In Note 3 on page 8 and on page 31, under the subheading “Guaranteed Lifetime Withdrawal Benefit – Rider Charge,” please clarify how the 1.45% and 1.20% charges apply to Contract purchasers.

Response: In response to this Comment, the Company has revised the disclosure to clarify how the various charges apply to contract purchasers depending on when the Contracts were purchased.

11. Comment: On page 15, please define “EDCA” as “Enhanced Dollar Cost Averaging” in connection with the first use of the acronym in the prospectus, rather than on page 16. Please change all subsequent references of “Enhanced Dollar Cost Averaging” to “EDCA.”

Response: The Company has revised the disclosure in response to the Staff’s comment.

12. Comment: On pages 15-16, under the subheading “Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider,” please include MetLife Aggregated Bond Index Portfolio and Pyramis Government Income Portfolio in the numbered list consistent with the disclosure on page 18.

Response: The Company has revised the disclosure in response to the Staff’s comment.

13. Comment: On page 16, and where applicable, the Staff recommends that, Registrant use the nomenclature “GLWB v1” rather than “on or after            , 2017.”

Response: The Company respectfully declines to change the nomenclature to refer to GLWB riders by a version number. The Company believes that referring to the GLWB rider by the Contract date makes clear to Contract holders which disclosure is relevant to their particular Contract. Moreover, the Company believes that describing the GLWB rider by referring to the date of Contract purchase is more “user friendly” than introducing an artificial version number and is consistent with how the Company markets the Contracts. Moreover, the Company is concerned that referring to the GLWB rider by version numbers would be potentially confusing to current Contract holders because the same base rider is used regardless of when the Contract is purchased and because current Contract owners purchased the GLWB rider without a version number.

14. Comment: The Staff notes that “Dollar Cost Averaging” is introduced as a defined term, “DCA,” on page 15. Therefore, on page 16 and where applicable, please refer to “DCA program” rather than “Dollar Cost Averaging program.”

Response: The Company has revised the disclosure in response to the Staff’s comment.

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Sonny Oh

November 3, 2017

15. Comment: On page 17, rather than refer to “certain investment choices,” please identify the investment choices consistent with disclosure on page 18.

Response: The Company will finalize the disclosure after the relevant investment platforms have been finalized.

16. Comment: On page 19, with respect to clause (b) under the subheading “Potential Restrictions on Subsequent Purchase Payments,” clearly disclose, where applicable, whether purchasers of the prior GLWB Contracts prior to the date of the prospectus are now precluded from subsequent purchase payments.

Response: The Company respectfully declines to revise the disclosure, as this disclosure is consistent across the Company’s various prospectuses. The Company notes that the disclosure directs Contract owners to their Contract schedule and imposes an obligation on the Company to notify owners of Contracts with the GLWB rider in advance if the Company imposes restrictions on subsequent purchase payments. Currently, the Company does not intend to impose such restrictions prior to the effective date of the prospectus.

To the extent that the Staff is concerned about the generality of disclosure, that is, that the current disclosure to the effect that the Company has the right to impose restrictions if the Company “make[s] certain changes to the terms of that GLWB rider offered to new customers,” in effect means that such restrictions may now be imposed since the Company is introducing a revised rider, the Company respectfully notes that in-force contract owners will not receive this new prospectus until May 1, 2018. At that point, the Company will of course revisit whether such disclosure changes would be appropriate.

17. Comment: On pages 32-33, under each of the subheadings “Nursing Home/Hospital Confinement Rider” and “Terminal Illness,” please disclose whether subsequent purchase payments will be accepted once the rider is used.

Response: The Company notes that the disclosure was appropriately excluded from the prospectus as it does not apply to these Contracts.

18. Comment: On page 33, please use bold font for the entirety of the last paragraph on the page (beginning with “Please be aware that once your contract is annuitized…”).

Response: The Company has revised the disclosure in response to the Staff’s comment.

19. Comment: On page 36, under the subheading “Fixed Annuity Payments,” please disclose how the exact “Business Day” is selected.

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Sonny Oh

November 3, 2017

Response: The Company notes that the disclosure in the prospectus mirrors the language of the Contract, which states that “the Adjusted Account Value is determined on the Annuity Calculation Date which is a Business Day no more than five Business Days prior to the Annuity Date.” The Company believes that this administrative procedure is consistent with widespread industry practice, and that some flexibility is necessary given that this may be required to be a manual calculation.

20. Comment: On page 48, and in the Rate Table on pages 57-58, please clarify whether there is only one “withdrawal rate” when the account value is greater than zero (i.e., whether the same withdrawal rate applies in such instances as to both contracts owned by a single owner and contracts with joint owners).

Response: The Company has added a footnote to the table to emphasize that the stated GLWB Withdrawal Rate applies regardless as to whether a Contract owner ultimately selects a single or joint Lifetime Guarantee Rate.

21. Comment: Please disclose the Minimum Issue Age on page 48 of the prospectus, under “Guaranteed Lifetime Withdrawal Benefit.”

Response: The Company respectfully declines to modify the disclosure. The Company believes that the disclosure clearly directs a Contract owner to the GLWB Rate Table for the relevant information and that it would defeat the purpose of the Rate Table to start repeating throughout the prospectus what is already stated in the Rate Table.

22. Comment: On page 72, under the subheading “Planned Separation from MetLife, Inc.,” please ensure that the disclosure is accurate as of the date of the prospectus. In addition, please provide a new SAI, with a new date matching the date of the prospectus, with updated information in the Company section regarding the separation of Brighthouse Financial, Inc. (“Brighthouse Financial”) and its subsidiaries, including the Company, from MetLife, Inc. (“MetLife”).

Response: The Company has revised the disclosure and confirms that the disclosure is accurate as of the date of the prospectus. In addition, the Company will file a new SAI, dated consistent with the dating of the prospectus, containing updated disclosure reflecting the separation of Brighthouse Financial from MetLife.

23. Comment: On page 72, under the subheading “The Separate Account,” please provide disclosure regarding when and upon whose approval the name of the separate account was changed.

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Sonny Oh

November 3, 2017

Response: The Company will revise the disclosure to indicate that Board of Directors of the Company authorized and approved the change in name of the separate account on August 24, 2016.

24. Comment: On page 73, under the subheading “Distributor,” please explain how Brighthouse Securities, LLC is affiliated.

Response: The Company has revised the prospectus to state that Brighthouse Securities, LLC and the Company are affiliated because they are under common control.

25. Comment: On page 73, under the subheading “Distributor,” please add disclosure regarding how the amounts paid to the Distributor may be used for certain specific sales expenses (e.g., compensation and bonuses for Distributor’s management team) as well as non-cash compensation, consistent with the disclosure in the initial Registration Statement.

Response: The Company notes that the disclosure in the initial Registration Statement cited by the Staff is no longer applicable and was purposefully excluded from the Post-Effective Amendment filing.

26. Comment: On page 73, under the subheadings “Distributor” and “Selling Firms,” with respect to the statements that the Distributor has entered into selling agreements with selling firms, please distinguish whether the disclosure is referring to affiliated and/or unaffiliated selling firms.

Response: The Company has revised the disclosure to make clear that there are no selling firms affiliated with Brighthouse Life Insurance Company.

27. Comment: On page 73, between the subsections titled “Compensation Paid to Selling Firms” and “Additional Compensation for Selected Selling Firms,” please add a subsection entitled “Sales by Our Affiliates” which was in the initial registration statement.

Response: Brighthouse Life Insurance Company of NY does not sell through any affiliated selling firms.

Part C

28. Comment: With respect to the Certificate of Restated Resolutions, consistent with page 72, please provide resolutions with respect to the name change for the Separate Account.

Response: The Company will file the appropriate exhibit in connection with the next filing.

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Sonny Oh

November 3, 2017

29. Comment: The Staff notes that the Endorsement cited in Exhibit 4.(viii) in the list of exhibits refers to a prior name change of the insurance company (from First COVA Life Insurance Company to First MetLife Investors Insurance Company, effective February 5, 2001). To the extent necessary, update the Endorsement and the reference thereto in Part C to reflect the Company’s recent name change.

Response: The Company notes that the Brighthouse Life Insurance Company of NY name change endorsement (effective March 6, 2017) was filed as exhibit 4.(xxiv) to the Post-Effective Amendment filing.

30. Comment: As necessary, please file a copy of the amended charter and/or amended and restated by-laws of the Company reflecting the name change under Exhibit 6.

Response: The Company notes that the amended charter and amended and restated by-laws of the Company were listed as exhibits to the Post-Effective Amendment filing (exhibits 6. (iii) and (iv)) and incorporated by reference to the Company’s Amendment No. 1 to Form 10 (File No. 333-55795) as electronically filed on December 23, 2016.

31. Comment: As necessary, please file an Amendment to the Net Worth Maintenance Agreement between MetLife and First MetLife Investors Insurance Company (effective December 31, 2002) reflecting the Company’s name change under Exhibit 8.(iii). Please describe the Agreement, as amended, in the SAI and incorporate by reference the appropriate financial statements bearing on the ability of the relevant party to meet its obligations under the net worth maintenance agreement.

Response: The Company notes that the Net Worth Maintenance Agreement terminated automatically in connection with the separation of Brighthouse Financial from MetLife. As a result, the Company will remove the Net Worth Maintenance Agreement as an exhibit to the Registration Statement.

Prime Options – Prospectus

32. Comment: On page 31, under the subheading “Guaranteed Lifetime Withdrawal Benefit – Rider Charge,” reconcile the disclosure with the corresponding disclosure of the prospectuses for each of Class S and Class S-L Share Option and Class VA.

Response: The Company has revised the disclosure in response to the Staff’s comment.

33. Comment: Please explain the absence of or otherwise provide appropriate condensed financial information as Appendix A to the prospectus.

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Sonny Oh

November 3, 2017

Response: As noted in the prospectus, condensed financial information is not available because the contract was not offered for sale prior to March 6, 2017, and therefore there were no accumulation units outstanding as of December 31, 2016. As Instruction 2 to Item 4 of Form N-4 instructs, information is required to be presented for the period between the end of the latest fiscal year and the date of the latest balance sheet or statement of assets and liabilities furnished. In the case of the contracts, no balance sheet has been furnished since December 31, 2016.

Prime Options – Part C

34. Comment: For Exhibit 8, please ensure that all applicable participation agreements for the Company and its applicable affiliates have been provided, including, to the extent necessary, to reflect the name change of the Company.

Response: The Company notes that amendments to the participation agreements are in process and will be filed as appropriate in connection with the annual update.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder

WTC

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